FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                  July 26, 2001

                               INFICON HOLDING AG

                              INFICON Holdings Inc.

                 (Translation of registrant's name into English)

                                  INFICON Inc.
                                  ------------

                              Two Technology Place
                          East Syracuse, New York 13057
                          -----------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

Enclosure: Press Release dated July 26, 2001, announcing second quarter 2001 results.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2001                    INFICON Holding AG


                                       By: /s/ Peter G. Maier
                                          --------------------------------------
                                       Name:  Peter G. Maier
                                       Title: Vice President and Chief Financial
                                              Officer

[LOGO] INFICON

CONTACT:
Betty Ann Kram                                  Jody Burfening/Sanjay Hurry
Director of Corporate Communications            Lippert/Heilshorn & Assoc.
and Investor Relations                                  +1.212.838.3777
+1.315.434.1122                                 E-mail: jbs@1hai.com
E-mail: BettyAnn.Kram@inficon.com

                  INFICON ANNOUNCES SECOND QUARTER 2001 RESULTS

-In soft spending environment INFICON achieves operating margins of 10% and net income of $3.2 million -

Syracuse, New York and Zurich, Switzerland -- July 26, 2001 -- INFICON Holding AG (NASDAQ and SWX Swiss Exchange: IFCN), a leading developer, manufacturer and supplier of vacuum instrumentation for semiconductor processing and a broad range of industrial applications, today announced results for the second quarter ended June 30, 2001.

Revenues for the second quarter of 2001 were $37.8 million compared to $42.2 million for the second quarter of last year. Operating income was $3.8 million compared to $9.0 million for the same quarter of 2000. Net income for the quarter was $3.2 million ($1.37 per share -- $0.14 per ADS), compared to $6.4 million ($3.18 per share -- $0.32 per ADS), in the same period last year.

Revenues for the six months ended June 30, 2001 were $87.0 million compared to $82.6 million for the same period in 2000. Operating income was $12.7 million compared to $17.8 million for the six months ended June 30, 2000. Net income was $9.8 million ($4.25 per share -- $0.42 per ADS), compared to $12.1 million ($6.06 per share -- $0.61 per ADS), last year.

For the second quarter of 2001, revenues in the semiconductor vacuum instrumentation segment decreased 25.7% to $12.1 million from $16.3 million for the same quarter of 2000, and in the general vacuum instrumentation segment revenues were $25.7 million compared to $25.9 million in the same quarter last year. Europe contributed 41% to total revenues with North America, Asia Pacific, and Rest of World contributing 34%, 24%, and 1%, respectively for the second quarter of 2001. This compares to a revenue breakdown by geography for the second quarter of 2000 of: Europe 44%, North America 33%, Asia Pacific 22%, and Rest of World 1%.

"Our general vacuum instrumentation business performed well due to stable demand for our leak detection products from long standing customers in the refrigeration, air conditioning and automotive industries that are investing in quality testing and manufacturing process improvements," said James Brissenden, president and chief executive officer of INFICON Holding AG. "In our semiconductor vacuum instrumentation business,

-                                    more                                      -

    INFICON
--------------------------------------------------------------------------------
    | Two Technology Place, East Syracuse, NY 13057-9714 USA
    | Tel: +1.315.434.1100 Fax: +1.315.437.3803
    | www.inficon.com E-mail: reachus@inficon.com order intake weakened, with the notable exceptions of FabGuard Sensor Integration and Analysis System, used for early fault detection in chip manufacturing, and vacuum gauges, innovative products that meet demand for yield and cost improvement. Despite lower revenues, we achieved a 10.0% operating margin as a result of cost-cutting actions taken during the quarter that reduced operating expenses by about 12% as compared to the first quarter. In addition, earnings for the quarter slightly exceeded our expectations."

Continued Brissenden, "The downturn in the semiconductor industry is far more severe and prolonged than we had anticipated, and we no longer expect to see an uptick in revenues in the second half of the year. However, we still expect stable sales and profitability in our general vacuum instrumentation business for fiscal 2001. With our cost containment measures and flexible cost structure, we believe we can achieve high single digit operating margins for the year and remain cash flow positive."

Concluded Brissenden, "Moving forward, we intend to strengthen our leadership position in leak detection and FabGuard and to expand our share of emerging growth areas driven by technology advancements through new product introductions, leveraging our recognized expertise in vacuum instrumentation. We have the resources - a diversified customer base, global sales presence, strong private label partnerships, OEM relationships and a strong balance sheet - to enable us to exit the downturn in a strong position for long term success."

Conference Call Information

INFICON will hold a conference call to discuss its second quarter results on July 26, 2001 at 4:00 p.m. CET/ 10:00 a.m. EDT/7:00 a.m. PDT. To access the conference call, please dial +1.212.271.4801 by 3:50 p.m. CET/9:50 a.m. EDT/6:50 a.m. PST. A live webcast of the conference call will also be available via the INFICON website at www.inficon.com. To access the telephone replay, please dial +1.858.812.6440 (for access outside the U.S.) or +1.800.633.8284 (for access in the U.S.), reservation number 19274870. This replay will be available until 11:00 p.m. CET/5:00 p.m. EDT/2:00 p.m./PST on August 2nd.

ABOUT INFICON

INFICON is a leading developer, manufacturer and supplier of vacuum instrumentation used for analysis, monitoring, measurement and control by manufacturers to improve the productivity of their production processes and the quality of their products. INFICON provides the semiconductor and semiconductor-related industries with products used in the manufacturing of semiconductor chips, flat screen televisions and monitors, computer disc drive components, various electronic storage media, such as compact discs, digital video discs and floppy discs. The Company also sells products to the vacuum coatings, air conditioning/refrigeration, automotive, and industrial markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's web site at www.inficon.com.

                              - tables to follow -

This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20F for fiscal 2000 and Form 6K for the quarter ended March 31, 2001.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               INFICON Holding AG
                        Consolidated Statements of Income
                      (In thousand, except per share data)

                                 Three Months Ended         Six Months Ended
                                       June 30,                  June 30,
                                   2001        2000         2001          2000

Net sales                       $37,833     $42,183      $87,019       $82,615
Cost of sales                    20,348      20,617       45,121        40,706

Gross profit                     17,485      21,566       41,898        41,909

Research and
 development                      3,141       2,807        6,063         5,384
Selling, general and
 administrative                  10,573       9,733       23,176        18,749

Income from operations            3,771       9,026       12,659        17,776

Interest expense
 (income), net                     (114)        153         (188)          241
Other expense
 (income), net                     (217)        473         (378)        1,325

Income before
 income taxes                     4,102       8,401       13,225        16,210
Provision for income
 taxes                              930       2,047        3,391         4,098

Net income                      $ 3,172     $ 6,354      $ 9,834       $12,112

Shares used to compute net
 income per share:
 Basic                            2,315       2,000        2,315         2,000
 Diluted                          2,315       2,000        2,315         2,000
Net income per share:
 Basic                          $  1.37     $  3.18      $  4.25       $  6.06
 Diluted                        $  1.37     $  3.18      $  4.25       $  6.06
Net income per ADS
 (10 ADS : 1 Share)
 Basic                          $  0.14     $  0.32      $  0.42       $  0.61
 Diluted                        $  0.14     $  0.32      $  0.42       $  0.61

                               INFICON Holding AG
                           Consolidated Balance Sheets
                                 (In thousands)

                                              June 30,2001      December 31,2000
                                               (unaudited)          (audited)

ASSETS
    Current Assets:
         Cash and cash equivalents               $ 27,063           $ 28,700
         Accounts receivable, trade                26,745             30,972
         Accounts receivable, affiliate             2,238              5,721
         Inventories                               21,276             22,218
         Other current assets                       3,417              7,620
    Total current assets                           80,739             95,231

    Property and equipment, net                    14,205             13,941
    Deferred tax asset                             39,547             40,777
    Other assets,                                   2,148              1,121
                                                 --------           --------

    Total assets                                 $136,639           $151,070
                                                 ========           ========

    LIABILITIES AND STOCKHOLDERS'
     EQUITY

    Current Liabilities:
         Accounts payable, trade                 $  7,212           $  9,632
         Accounts payable, affiliate                1,594             18,354
         Accrued liabilities                       13,775             10,341
         Income taxes payable                       1,556              3,343

    Total current liabilities                      24,137             41,670

    Long term debt                                    718                869

    Total liabilities                              24,855             42,539

    Stockholders' equity                          111,784            108,531
                                                 --------           --------

    Total liabilities and
     stockholders' equity                        $136,639           $151,070
                                                 ========           ========

                                       ###